02059499

P.E 10-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of October 2002

ABBEY NATIONAL plc
(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . .X. . . .

8th October

Abbey National plc

The Board of Abbey National met on Monday 7th October 2002 and carefully considered the preliminary approach from Bank of Ireland relating to a combination of the two businesses.

The Board unanimously concluded that the most effective means of restoring value to Abbey National shareholders at this time will be to achieve the operating and structural changes targeted in the interim statement on 26th July 2002. This process is well underway, and an update will be provided at the time of the scheduled pre-close statement on 27th November 2002.

The Board of Abbey National has therefore determined that the Bank of Ireland's approach is not in the best interests of shareholders.

Enquiries to:

Thomas Coops
Director of Corporate Affairs
0207 7565536

Christina Mills
Head of Media Relations
0207 7564212

Jon Burgess
Head of Investor Relations
0207 7564182

Note to Editors

As set out in the interim statement, Abbey National has three immediate priorities aimed at enhancing shareholder value. These are:

- to increase the focus on our strong retail financial services operations in the UK, complemented by other businesses where good returns can be delivered.
- to deliver stronger operating performance, restoring profits growth supported by strong cost discipline; and
- to rigorously manage our portfolio of assets and businesses for shareholder value, whilst underpinning our capital strength.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL plc

Date: 10 Oct 2002

By ______________________

Jonathan Burgess
Head of Investor Relations

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